UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
Schedule 13G
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                                    Washington, D.C. 20549

                                         SCHEDULE 13G

                          Under the Securities Exchange Act of 1934
                                      (Amendment No.4 )*



                                  FOODARAMA SUPERMARKETS, INC.
--------------------------------------------------------------------------------
                                        (Name of Issuer)

                                 COMMON STOCK, $1.00 par value
--------------------------------------------------------------------------------
                                 (Title of Class of Securities)

                                           344820105
         ----------------------------------------------------------------
                                        (CUSIP Number)

                                       December 31, 2001
--------------------------------------------------------------------------------
                    (Date of Event Which Requires Filing of this Statement)

Schedule 13G

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

(  )Rule 13d-1(b)

(  )Rule 13d-1(c)
(X )Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     344820105
------------- ------------------------------------------------------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only)

    JOSEPH J. SAKER
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)

    |X|(b)
--------------------------------------------------------------------------------
3.  SEC Use Only


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
Schedule 13G



--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization

    UNITED STATES
--------------------------------------------------------------------------------
Number of Shares   5.      Sole Voting Power              246,198
Beneficially
Owned by Each
Reporting Person
With
                   -------------------------------------------------------------
                   6.      Shared Voting Power            NONE
                   -------------------------------------------------------------
                   7.      Sole Dispositive Power         246,198
                   -------------------------------------------------------------
                   8.      Shared Dispositive Power       NONE
--------------------------------------------------------------------------------
9.      Aggregate Amount Beneficially Owned by Each Reporting Person 246,198 (1)
--------------------------------------------------------------------------------
10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
        Instructions)   |X|

        The Aggregate Amount in Row (9) excludes 13, 378 shares owned by
        Joseph J. Saker's wife, which shares are not deemed beneficially owned by Joseph J. Saker for purposes of Rule 13d-3.
--------------------------------------------------------------------------------
11.     Percent of Class Represented by Amount in Row (9)           22.7 percent
----------------------------------------------------- --------------------------
12.     Type of Reporting Person (See Instructions)         IN
--------------------------------------------------------------------------------
        (1) The aggregate amount in row (9) includes 85,000 shares owned by the Joseph Saker Family Partnership, L.P. (the 'Partnership') of which the Joseph J. Saker Corp. (the 'General Partner') is the sole general partner. The General Partner is owned solely by Joseph J. Saker, has a 1% interest in the Partnership and has the sole power to vote and dispose of the shares. Except for his interest in the General Partner, Joseph J. Saker does not own any other interest in the Partnership. The limited partner has a 99% interest in the Partnership. Joseph J. Saker disclaims beneficial ownership of shares held by the Partnership in excess of his pecuniary interest therein. The aggregate amount in row
        (9) also includes 31,399 shares willed to Joseph J. Saker by Mary Saker, his mother, and 5,000 shares subject to stock options exercisable within 60 days of the end of the calendar year ending December 31, 2001.

Schedule 13G

================================================================================
SEC 1745     Potential persons who are to respond to the collection of
             information contained in this form are not required to respond
(3-98)       unless the form displays a currently valid OMB control number.
================================================================================






                                INSTRUCTIONS FOR SCHEDULE 13G





Instructions for Cover Page

Schedule 13G


(1) Names and I.R.S. Identification Numbers of Reporting Persons - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see 'SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G' below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and that membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) (unless it is a joint filing pursuant to Rule 13d(k)(1) in which case it may not be necessary to check row 2(b)).

(3) The third row is for SEC internal use; please leave blank.

(4) Citizenship or Place of Organization - Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.






(5)-(9), Aggregate Amount Beneficially Owned By Each Reporting Person, Etc.
         - Rows (5) through (9) inclusive,

    (11) and (11) are to be completed in accordance  with the provisions of
    Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point.)

    (10) Check if the aggregate amount reported as beneficially owned in row
    (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 (17 CFR 240.13d-4) under the Securities Exchange Act of 1934.

Schedule 13G








   (12) Type of Reporting Person - Please classify each 'reporting person' according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:

                      Category                             Symbol
                Broker Dealer                                                BD
                Bank                                                         BK
                Insurance Company                                            IC
                Investment Company                                           IV
                Investment Adviser                                           IA
                Employee Benefit Plan, Pension Fund, or Endowment Fund       EP
                Parent Holding Company/Control Person                        HC
                Savings Association                                          SA
                Church Plan                                                  CP
                Corporation                                                  CO
                Partnership                                                  PN
                Individual                                                   IN
                Other                                                        OO

Schedule 13G

Notes: Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

        Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered s 'filed' for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

        Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such mattes as clarity and six (Securities Exchange Act Rule 12b-12).

                     SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

Under Sections 13(d), 13(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information,  the Commission can use it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.


                                     GENERAL INSTRUCTIONS


A. Statements filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d-1(b)(2) and 13d2(c). Statements filed pursuant to Rule 13d-1(c) shall be filed within the time specified in Rules

        13d-1(c), 13d-2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-2(b).

B. Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If any item is inapplicable or the answer is in the negative, so state.

Item 1.

        (a)     Name of Issuer:      Foodarama Supermarkets, Inc.

        (b)     Address of Issuer's Principal Executive Offices: 922 Highway 33,
                Suite 6, Freehold, NJ    07728-8453

Item 2.

        (a)     Name of Person Filing:  Joseph J. Saker

        (b)     Address of Principal Business Office: 922 Highway 33, Suite 6,
                Freehold, NJ      07728-8453

        (c)     Citizenship:  United States

        (d)     Title of Class of Securities:  Common Stock, $1.00 par value

        (e)     CUSIP Number:  344820105

Item 3. If this statement is filed pursuant to $$240.13d-1(b) or 240.13d-2(b) or
        (c), check whether the person filing is a:

        (a)    (  )     Broker or dealer registered under section 15 of the Act
                        (15 U.S.C. 78o).

        (b)    (  )     Bank as defined in section 3(a)(6) of the Act
                        (15 U.S.C. 78c).

        (c)    (  )     Insurance company as defined in section 3(a)(19) of the
                        Act (15 U.S.C. 78c).

        (d)    (  )     Investment company registered under section 8 of the
                        Investment Company Act of 1940 (15 U.S.C. 80a-8).

        (e)    (  )     An investment adviser in accordance with $240.13d-1(b)
                        (1)(ii)(E);

        (f)    (  )     An employee benefit plan or endowment fund in accordance
                        with $240.13d-1(b)(1)(ii)(F);

        (g)    (  )     A parent holding company or control person in accordance
                        with $240.13d-1(b)(1)(ii)(G);

        (h)    (  )     A savings associations as defined in Section 3(b) of the
                        Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i)    (  )     A church plan that is excluded from the definition of an
                        investment company under section 3(c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j)    (  )     Group, in accordance with $204.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a) Amount beneficially owned: 246,198.

        (b) Percent of class:  22.7 percent.

        (c) Number of shares as to which the person has:

                (i)  Sole power to vote or to direct the vote:  246,198.

                (ii) Shared power to vote or to direct the vote:  None.

                (iii)Sole power to dispose or to direct the disposition of:
                          246,198.

                (iv) Shared power to dispose or to direct the disposition of:
                          None.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see $240.13d3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities, check the following ( ).

Instruction:  Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A list of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required: N/A.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary: N/A.

Schedule 13G

Item 8. Identification and Classification of Members of the Group



If a group has filed this schedule pursuant to $240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to $240.13d-1(c) or $240.13d-1(d), attach an exhibit stating the identity of each member of the group: N/A.

Item 9. Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the
date  of  the   dissolution  and  that  all  further  filings  with  respect  to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5: N/A.

Item 10.Certification

        (a) N/A

        (b) N/A





                                          SIGNATURE






After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                         February 14, 2002
                                             -----------------------------------
                                                               Date

                                             /S/ Joseph J. Saker
                                             -----------------------------------
                                                          JOSEPH J. SAKER

                                                     Joseph J. Saker/Chairman
                                             -----------------------------------
                                                            Name/Title

Schedule 13G


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See $240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Item 4.         Ownership

                (a) Joseph J. Saker owned of record and 'beneficially' within the meaning of Rule 13(d)-3 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended, 246,198 shares of the Company's Common Stock as of December 31, 2001. The aggregate of 246,198 includes 85,000 shares owned by the Joseph Saker Family Partnership, L.P. (the 'Partnership') of which the
                      Joseph J. Saker Corp. (the 'General Partner') is the sole general partner. The General Partner is owned solely by Joseph J. Saker, has a 1% interest in the Partnership and has the sole power to vote and dispose of the shares. Except for his interest in the General Partner, Joseph J. Saker does not own any other interest in the Partnership. The limited partner has a 99% interest in the Partnership. Joseph J Saker disclaims beneficial ownership of shares held by the Partnership in excess of his pecuniary interest therein. The aggregate amount of shares also excludes 13,378 shares held by Joseph J. Saker's wife, which shares are not deemed beneficially owned by Joseph
                      J. Saker for purposes of Rule 13d-3. The aggregate amount includes 31,399 shares willed to Mr. Saker by Mary Saker, his mother, and 5,000 shares subject to stock options exercisable within 60 days of the calendar year end.
                      The foregoing 246,198 shares of the Company's Common Stock represents approximately 22.7 percent of the outstanding shares as of December 31, 2001.

                (b) Joseph J. Saker has sole power to vote, direct the vote, dispose or direct the disposition of 246,198 shares or
                      22.7 percent.

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

               February 14, 2002


                                                          /S/ Joseph J. Saker
                                                          ______________________
                                                          Joseph J. Saker